Exhibit 99.1

Weidai Regains Compliance with NYSE Minimum Price Requirement

Hangzhou, China, March 1, 2022 — Weidai Ltd. (the “Company” or “Weidai”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced that it has regained compliance with the New York Stock Exchange (the “NYSE”)’s continued listing standard for share prices, after it received a letter from the NYSE dated August 31, 2021.

On August 31, 2021, the Company received a NYSE letter notifying that Weidai had fallen below the NYSE’s price criteria for continued listing standard of a minimum American depositary shares (the “ADSs”) price of $1.00 over a consecutive 30 trading-day period. In order to regain compliance with the minimum share price requirement, the Company changed its class A ordinary share to ADS ratio from one (1) ADS representing one (1) class A ordinary share to one (1) ADS representing five (5) class A ordinary shares, effective January 26, 2022.

On February 28, 2022, the Company received a confirmation from the NYSE that it had regained compliance with the NYSE’s continued listing standards after the average closing price for its ADSs for the consecutive 30-trading-day period ended February 28, 2022 exceeded $1.00.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of “non-standard” collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Rene Vanguestaine

Tel: +86-10-5900-1548

E-mail: rvanguestaine@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com